7200312 September 20, 2021 HARD COPY ON FILE FILED BY SEDAR Alberta Securities Commission Ontario Securities Commission British Columbia Securities Commission Autorité des marchés financiers Manitoba Securities Commission Financial and Consumer Services Commission (New Brunswick) Nova Scotia Securities Commission Office of the Superintendent of Securities Service Newfoundland and Labrador Office of the Superintendent of Securities, Prince Edward Island Financial and Consumer Affairs Authority of Saskatchewan Registrar of Securities, Government of Yukon Territory Securities Registry, Government of the Northwest Territories Registrar of Securities, Nunavut Dear Sirs/Mesdames: Re: Docebo Inc. (the “Issuer”) Prospectus Supplement dated September 20, 2021 to the Short Form Base Shelf Prospectus dated October 22, 2020 (the “Prospectus Supplement”) We refer to the Prospectus Supplement of the Issuer relating to the distribution of common shares of the Issuer. We hereby consent to the use of and reference to our name and legal opinions contained in the Prospectus Supplement under the headings “Eligibility for Investment” and “Certain Canadian Federal Income Tax Considerations” and to the use of and reference to our name on the inside of the cover page of the Prospectus Supplement and under the heading “Legal Matters”. We have read the Prospectus and have no reason to believe that there are any misrepresentations in the information contained in it that are derived from our legal opinions provided in the Prospectus or within our knowledge as a result of the services performed by us in connection with such opinion. Yours truly, “Goodmans LLP” GOODMANS LLP